Writer's Direct Line: (614) 628-0788
Writer's E-Mail Address: mas@cpmlaw.com
April 10, 2006

Mr. Jeffrey T. Weaver
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 03-04
Washington, D.C. 20549

Re:	AdCare Health Systems, Inc. Form SB-2 Registration Statement File No. 333-131542

Dear Mr. Weaver:

We have today filed an Amended Registration Statement for AdCare Health Systems, Inc. (“AdCare”) pursuant to EDGAR. As a courtesy, we are enclosing three (3) marked copies and three (3) clean copies of Amended Registration Statement on Form SB-2 of AdCare which incorporates, among other things, changes made to the Registration Statement as a result of comments contained in your letter of March 3, 2006. The numbered paragraphs in this letter correspond to the numbered comments in your letter and the comments are provided in italics before each answer.

1.	Please disclose the date when the units will separate and the common stock and the warrants will trade separately.

The Registration Statement has been amended to indicate that the Units will begin to trade separately 90 days after the date of the Prospectus.

2.
Please revise the statement that you expect to list the units on the American Stock Exchange. You may state that you intend to apply for listing on the exchange or that you have applied for listing, whichever is accurate.

The Registration Statement has been amended to indicate that AdCare has applied for listing on the American Stock Exchange.

3.	Please provide third-party support for your claim that you “enjoy and excellent reputation” for your management capabilities, or in the alternative, delete the claim.

We have deleted the claim.

________________________________366 East Broad Street — Columbus, Ohio 43215 — ph: 614.228.6135 — fx: 614.221.0216 — www.cpmlaw.com

Mr. Jeffrey T. Weaver
April 10, 2006

4.
In a number of places in the summary and throughout the document you make claims regarding market share, the size of the market of your services and facilities, and other similar information. See, for example, the fifth paragraph on page 2 and the sixth paragraph on page 25. Please provide us with copies of the documents you are relying on in support of these claims. Mark the documents to show the location of the information you cite.

We have supplementally included with this letter marked documents which support factual statements contained in the Registration Statement regarding the size of the market and population served by AdCare.

5.	We note that you have disclosed your revenue base for the nine month period ended September 30, 2005. Please balance this disclosure by quantifying your expenses for the period.

We have revised the disclosure on the Summary page of the Prospectus to clarify that a portion of the revenues being referenced are revenues of the facilities managed by AdCare and are not the revenues of AdCare itself. We have provided expense information with respect to our “owned” facilities but we cannot provide information as to the expenses of “managed” facilities. The importance of this information is twofold. First, AdCare receives management fees based on the revenues of the facilities that are managed but not owned (management fees are not based on expenses). Second, we have enclosed this information to help demonstrate AdCare’s capacity to manage a larger business operation than is indicated solely by looking at AdCare’s revenues.

6.	Similarly, balance the discussion of your strategy and future plans by identifying the risks and obstacles you will encounter in implementing your future plans.

We have included additional language in the Summary page of the Prospectus indicating some of the challenges and risks associated with AdCare’s growth plans.

7.	Please revise this presentation to clearly reflect the impact of the discontinued operations on your financial information.

We added the line Income (Loss) before Discontinued Operations to the Summary Financial Information. We have also included a footnote in the Summary Financial Information on page 3 to clarify the impact on the 2004 income of the discontinued operations. This footnote is not applicable to income in 2005.

8.	Please revise your presentation here to remove the “Adjusted” column.

We have deleted the “Adjusted” column as requested.

Mr. Jeffrey T. Weaver
April 10, 2006

9.	Please quantify the disclosure in the risk factor to the extent practicable. Your discussion should highlight the fact that you had negative working capital as of September 30, 2005.

We have revised the risk factor on page 4 to emphasize the potential challenges of borrowing additional funds given the negative working capital of AdCare as of December 31, 2005.

10.
Please expand the disclosure to briefly describe the current state of the Ohio economy and indicate whether you have experienced any adverse consequences to date from the concentration of your business in Ohio. If you have, you should also briefly describe the adverse consequences you experienced.

We have revised the risk factor on page 5 to generally discuss the economy in the state of Ohio and to clarify that it has not caused adverse impact to date, but may do so in the future.

11.	Disclose the percentages of your revenue that come from each of Medicare, Medicaid and from other third party payors in each of the two most recent fiscal years.

We have added the requested information regarding the percentages of revenue for Medicare, Medicaid and other third party payors.

12.
You say that there are administrative rulings and interpretations of the Medicare and Medicaid program statutes that may further affect payments. Please briefly identify them and describe the potential adverse consequences you might experience as a result.

We have revised this risk factor to expand the discussion of proposed changes in the Medicare and Medicaid programs and their potential impact on AdCare.

13.
Please identify your most significant competitors in each area of your business and discuss the basis on which you compete with them. Also, if you have experienced any adverse consequences to date as a result of the competition you discuss, you should briefly describe the consequences here.

We have expanded this risk factor to disclose specific competitors and adverse consequences which have occurred in the past as a result of competition.

14.	If you have experienced difficulties in hiring and retaining the necessary personnel in the past, you should revise the risk factors to discuss these experiences.

We have clarified this risk factor to indicate that AdCare has not had any difficulty in hiring employees in the past, but the risk remains viable.

Mr. Jeffrey T. Weaver
April 10, 2006

15.
Please disclose the percentage of your revenue attributable to management contracts in each of the two most recent fiscal years. Also, disclose the percentage of your home healthcare contracts that were renewed in each of the two most recent fiscal years, and whether you have renewed or lost any of your management contracts during the two most recent fiscal years.

We have revised this risk factor to disclose the percentage of revenue attributable to management contracts and to clarify that AdCare has not had any management contracts cancelled within the past two years.

16.	Please expand your discussion of the debts you will repay to disclose the maturity of each loan. Also disclose the uses to which you put the proceeds of the debts to be repaid.

We have expanded the discussion and quantified the debts that are expected to be repaid out of the Offering proceeds.

17.	Please expand your discussion of the funds to be used for “working capital and for general corporate purposes” to be more specific about the uses you might use the funds for.

We have added a footnote which provides additional detail concerning the expected use of Offering proceeds for “working capital and general corporate purposes.”

18.	Please revise this presentation to include the effects of only the offering. You can then provide the additional tables that include the effects of the two scenarios after that.

We have revised the capitalization table on page 14 of the Registration Statement to indicate only the effects of the Offering.

19.
Please revise this presentation to more clearly present the effects that you are trying to articulate by offsetting the numbers that must be combined to arrive at the “Pro Forma Net Tangible Book Value Per Share.”

We have revised the Dilution section on page 15 of the Registration Statement to make the presentation more clear. The previous discussion was somewhat complicated by the fact that we were using September 30, 2005 financial information, while attempting to incorporate sales of stock and other events that occurred subsequent to that date but prior to the filing of the Registration Statement. A new Dilution section now reflects information through December 31, 2005.

20.
Your discussion related to the decrease in operating cash flows is confusing. Please expand for us how the acquisition of accounts receivable related to a purchase business combination affected your cash flows from receivables. Further revise the discussion to better address the actual activities that affect your cash flows from operations instead of this apparent reference to the cash flow statement. Given the impact of your accounts receivables, provide a discussion of your days sales outstanding related to these receivables.

Mr. Jeffrey T. Weaver
April 10, 2006

The previous discussion regarding the acquisition of accounts receivable has been deleted and we have replaced it with a more clear explanation. In addition, we have revised the discussion to identify the issues that generally affect cash flows from operations and to more clearly explain the specific changes in the applicable years.

21.
Please provide a more thorough discussion of all of your note payables, as the payment of these obligations will provide investors increased transparency of your future cash flows and a greater understanding of your cash requirements. Your disclosure here appears to only address certain short and long term obligations.

We have expanded the discussion in the Liquidity section to provide the information on each of the note payables.

22.
Please refer to the pie chart showing your current mix of revenues for the period ended September 30, 2005. Please provide a similar chart showing expenses for each revenue source. Also consider providing similar charts for each of the two previous fiscal years.

We have deleted the pie chart that was previously contained on page 21 of the Registration Statement.

23.	Please explain what the headings “date” and “develop” mean in the table on this page.

We have revised the table on page 27 of the Registration Statement to better explain the meanings of the headings “date” and “develop.”

24.	Please include occupancy information for each of the last two fiscal years.

We have added columns to the table on page 27 of the Registration Statement showing occupancy rates for both 2004 and 2005.

25.	In footnote 1 you refer to “Net Lease.” Please explain the meaning and significance of this term.

We have expanded footnote #1 with respect to the table on page 27 of the Registration Statement to better explain the term “net lease.”

26.
Refer to the last paragraph on this page. Please expand the disclosure to include the basis for your belief that “limited capital resources” impedes the growth and exit prospects for small private operators and explain how this presents an attractive opportunity to expand your base of senior living operations. We note in this regard that elsewhere in this document you essentially describe yourself as a small private operator, so the basis for your opportunities are not clear.

Mr. Jeffrey T. Weaver
April 10, 2006

We have revised the discussion in the sixth paragraph on page 30 of the Registration Statement to better explain how, with the proceeds of this Offering and after AdCare’s shares become publicly traded, AdCare will be better able to offer an attractive alternative exit strategy for small private operators.

27.	Under “Assisted Living” on page 27, please explain what the phrases “passively encouraging socialization” and “infusion therapy” mean.

In the last paragraph on page 31 of the Registration Statement and the fourth paragraph of page 32 of the Registration Statement, we have expanded upon the phrases “passively encouraging socialization” and “infusion therapy” so that they are more understandable to lay persons.

28.
Under “Facility Supply/Demand Imbalance” on page 28 you indicate that a slowdown in construction and lack of construction financing since 1999 has led to a reduction in the supply of new units being constructed. It is unclear whether this slowdown occurred in the localities in which your facilities are located or in your industry in general. Please expand the disclosure to include specific information about the localities in which your facilities are located. You should qualify the discussion to the extent practicable and include a discussion of your own experiences.

We have revised the second paragraph on page 33 to distinguish the personal experience of AdCare from national trends. Supplementally, we have provided with this letter documentation which supports our discussion of a national trends.

29.
Please identify the long-term care providers with which your facilities compete, identifying those which are larger or have greater financial and marketing resources than you do. Also identify the ones that are non-profits. Please also disclose and discuss whether new long-term care facilities are currently being constructed or are planned in the localities where your facilities are located. Your current disclosure is very generic and does not provide an adequate picture of your competitive situation.

In the third paragraph on page 34 of the Registration Statement, we have identified both for profit and not-for-profit competitors and indicated that AdCare is currently unaware of any new competitive facilities under construction.

30.	Please expand the disclosure to discuss in reasonable detail how the new Medicaid reimbursement system will differ from the current one.

We have revised the second paragraph on page 35 of the Registration Statement to expand upon the changes in the Medicaid reimbursement system.

Mr. Jeffrey T. Weaver
April 10, 2006

31.	Please briefly describe the types of nursing home acquisitions that require governmental approval as well as the process for obtaining the approval.

We have revised the third paragraph on page 35 of the Registration Statement to expand upon the discussion of the notification and approval process for acquisitions.

32.	Please tell us whether the compensation to the underwriter’s designee will be considered underwriting compensation.

We have been advised by Newbridge Securities Corporation (“Newbridge”) that pursuant to Rule 2710(c)(3)(x) they do not believe the compensation to the underwriter’s designee will be considered underwriting compensation as the designee will not be entitled to receive compensation in excess of that received by other members of the board of directors.

33.	Please update the disclosure to include information for the fiscal year ended December 31, 2005.

We have updated the compensation table on page 41 of the Registration Statement to include information for the year end December 31, 2005.

34.	Please identify the natural person possessing voting and investment rights over the securities held by Capital City Partners, LLC.

Capital City Partners, LLC is an Ohio limited liability company. The manager of Capital City Partners, LLC is CCSM, LLC, also an Ohio limited liability company. The members of CCSM, LLC are Timothy Crawford, Todd Crawford, Gary Sturtz and Michael McKenzie. CCSM, LLC is a member managed limited liability company in which decisions are made by a vote of a majority interest of the members.

35.	Your financial statements are now stale. Please update your financial statements and related disclosures in accordance with Rule 310(g) of Regulation S-B.

The Amended Registration Statement includes audited financial statements for the period ended December 31, 2005.

36.
Please tell us what the “Members deficiency” account represents, and how it differs from the “Accumulated deficit” account. Further explain how you determined to allocate net income between the two accounts, and why that is appropriate. Cite any accounting literature relied on in your determination.

The members’ deficiency account relates to Senior Property Investments. LLC (SPI), an entity established by AdCare, owned by stockholders of AdCare, which was organized as a limited liability company. In 2005, SPI was merged with AdCare. SPI’s significant asset was a 50% interest in Vandalia, an assisted living facility developed, 50% owned and 100% operated by AdCare. SPI has been consolidated in the 2004 financial statements of AdCare. The merger has been accounted for at historical cost due to the related party nature of the transaction. At that time, the deficiency was reclassified to paid in capital. We have retitled this “Equity in Noncorporate Entity” in the statement of stockholder’s equity.

Mr. Jeffrey T. Weaver
April 10, 2006

37.	Please tell us what “return to members” represents and why it is not included on the statements of changes in owner’s equity.

The “return to members” represents the distributions to the minority interest holders in the entities which are not corporations. It is not included in the statement of changes in stockholders’ equity as it is accounted for in the “minority interest in equity of consolidated entities” line in the balance sheet. These distributions have been treated in a manner similar to preferred stock dividends for purposes of calculating earnings per share.

38.
Please explain to us what the “acquisition of additional investment in subsidiary in excess of book value” represents and how it was accounted for. Include specific references to the literature that supports this accounting treatment.

The “acquisition of additional investment in subsidiary in excess of book value” which has been changed to “additional investment in entity under common control” in the 1st amendment to the Form SB-2, is payments to minority owners in Van Wert who are stockholders of AdCare in connection with acquiring additional equity interests from them and their agreeing to extend the period of time through which the Company must offer to purchase their ownership interests, from October 2003 to October 2008.

39.
Please describe to us in greater detail the agreement that you have made to offer to purchase the Van Wert minority interest. Include a discussion of the accounting literature upon which you relied in determining the accounting treatment to apply to this offer to purchase.

In June 1998 AdCare sponsored Hearth & Home of Van Wert, Ltd. to build, own and operate an assisted living facility. The facility began operations in 2000 under the management of AdCare. The agreement, as amended, requires AdCare to make an offer to purchase the ownership interests of the other owners by October, 2008. The purchase price, if the offer is accepted, will be the greater of the fair market value of the interests based on an independent appraisal or the original cost basis of the owner. In the absence of any specific authoritative literature that applies to this type of commitment the Company considered the guidance in FASB Concepts Statements nos. 5 and 6 as well as FASB statement no 47. In general the Company considered whether this commitment (a) satisfies the definitions of assets and liabilities and (b) can be measured with reasonable reliability. The Company believes that it is not possible to determine if or how many of the owners will accept AdCare’s offer to purchase and if one or more does, what the purchase price will be. Consequently, the Company concluded that commitment required disclosure in the notes to the financial statements, but should not be recognized in those financial statements.

Mr. Jeffrey T. Weaver
April 10, 2006

40.	Please tell us how you determined that it was appropriate to consolidate the entities identified in this note. Specifically address the criteria in FIN 46R upon which you relied in your determination.

The Company considered many factors in connection with the evaluation of the application of the criteria in Fin 46 in determining if it is appropriate to consolidate the entities identified in Note 2 Principles of Consolidation. The first factor is that all the entities were organized by AdCare for the purpose of developing, owning and operating a long term care facility, which would be managed by AdCare. With one exception, all the entities are controlled by stockholders of AdCare. AdCare was instrumental in securing and has guaranteed the financing used to develop the property and operate the business. AdCare manages all aspects of the operations. These entities are thinly capitalized, highly leveraged and for the most part unprofitable operations. In considering all these factors and evaluating the Company’s exposure to economic risks and potential rewards the Company determined that the entities are in fact variable interests and the Company holds the majority of those variable interests

41.
We note in your discussion in this document of the acquisition of Assured Health. These revenues seem to be distinct form the revenues provided by your communities based on the discussion on page 21. Please revise the disclosure to provide separately revenue from distinct services. Refer to paragraph 37 of SFAS 131.

Page F-13 of the Financial Statements has been revised to provide segmented accounting information with respect to AdCare’s long term care and home health care businesses.

42.
Please explain why you continue to recognize “Income (Loss) from Operations” in all periods presented related to the operation of MedCenter. Explain how this apparent continued involvement does not affect your decision to classify this disposition as discontinued operations. Also explain to us how you arrived at the amount of gain recognized related to the installment sale method in the 2004 period.

Mr. Jeffrey T. Weaver
April 10, 2006

MedCenter, is an entity which operated a long term care facility which the Company discontinued operating in 2003. The Company then formed a plan to dispose of the property. A majority of the land, building and equipment were sold pursuant to a land contract. In a land contract, title to the property does not transfer until all the payments have been received. In addition, the contract provides for the purchaser to return the property to AdCare and cease making payments under the land contract with no further obligation in certain circumstances. As a result, the Company used the installment method to recognize the land contract. The Company removed the property and equipment from their books, recorded a receivable and recorded a deferred gain. The mortgage on the property, which the Company is obligated under, is still outstanding. As a result, the Company is collecting principal and interest payments under the receivable and is making principal and interest payments on the mortgage. These interest income and expense items are reflected as operations of discontinued operations. The amount of deferred gain was calculated to be 37% of the principal payments by comparing the amount of total expected gain (net book value as compared to contract price, net of costs) to the total expected principal collections. The gain is being recognized as principal payments are received.

43.
Please revise your disclosure to more specifically address the timing of when you recorded the allowance. Include what has happened with respect to cash receipts since that date, and why the allowance is adequate.

In June, 1995, $2,320,000 of mortgage revenue bonds were sold by Franklin County under the HUD 232 loan program to rehabilitate and equip the former Lincoln Lodge Hotel into 53 senior retirement living units located in Columbus, Ohio. The project, a joint effort by AdCare and Jamie Mueller, was completed in January, 1997. Mr. Mueller was the developer and is the manager of the senior facility. The Lincoln Lodge facility was the only property in which AdCare had an ownership interest but did not manage. Accordingly, in January, 1999, AdCare agreed to sell its 74% limited partnership interest to Mr. Mueller in exchange for a note in the amount of $1,425,000. Also, in late 1999 AdCare discontinued accruing interest on the debt, and made an allowance for collectibility on the debt of $820,000. In October, 2005, the terms of the debt were retroactively amended to extend the maturity of the debt to December 31, 2006 and get Mr. Mueller to personally guarantee the debt. In 2002 and 2003, a total of $35,000 was paid by Mr. Mueller to AdCare which was applied against principal. As of December 31, 2005, the carrying value of the note receivable including accrued interest with the allowance of $820,000 was $712,436.

On November 28, 2005, AdCare received an MAI appraisal of the New Lincoln Lodge showing a market value of $2,650,000. As of December 31, 2005, the first mortgage on the property is $2,000,000. Based on our evaluation of the property and the appraisal, AdCare believes the allowance for the debt is adequate at this time. Mr. Mueller is in the process of refinancing the property through HUD. AdCare plans to open a new home health care office at the property and expects to offset rent payments that would be due against amounts owed by Lincoln Lodge.

Mr. Jeffrey T. Weaver
April 10, 2006

44.	Please explain to us how you determined the settlement price and associated gain or loss that appears to be different than the stated terms and when this debt was extinguished in the current year.

We have revised Note 7 of the Notes to the Financial Statements. The number of shares shown in the Consolidated Statements of Changes in Stockholders’ Equity as issued on conversion of $106,000 principal amount of debt is post reverse stock split. The debt was converted to 212,000 shares, which became 84,800 shares as a result of the reverse stock split. As noted in Note 2, the reverse stock split has been retroactively reflected in the consolidated financial statements to the beginning of all periods presented.

45.
Please provide to us your analysis of whether a beneficial conversion feature did or did not exist at the time of issuance for each of these debenture issuances. Reference EITF 98-5 and 00-27 in your response.

In connection with both the convertible debenture issuances the Company considered both an allocation of proceeds to the detachable warrants and the existence of a beneficial conversion feature and in both instances determined that there was a beneficial conversion feature equal to the total proceeds allocated to the debt instrument. The calculations are included supplementally with this response.

46.	Please explain to us how you valued and accounted for the warrants issued to the officers in exchange for their guarantee of your term loan.

The warrants were valued using the Black-Scholes valuation model with the resulting expense being amortized over the life of the Assured loan.

47.	Please complete the blank spaces in these pages, including the identity of the selling shareholders. This information must be included in the document at the time of effectiveness.

We acknowledge that we will need to provide the identity of the selling shareholders prior to effectiveness. We will provide this information by amendment.

48.
Please revise the cover page to provide a price or price range. You may also state that the shares will sell at prevailing market prices or privately negotiated prices if and when your shares are listed on the American Stock Exchange.

Mr. Jeffrey T. Weaver
April 10, 2006

We have revised the cover page to state that the shares will sell at prevailing market prices or privately negotiated prices if and when the shares are listed on the American Stock Exchange.

49.
We note that you have filed the Form of Secured Promissory Debenture dated _______, 2005 and Form of Warrant to Purchase Common Stock dated _________, 2005. Please revise to file the actual executed documents.

We will file actual copies by amendment.

50.	Please identify and provide the signatures of your chief executive officer and your controller or chief accounting officer.

We have included all required signatures.

Please call with any questions or comments regarding this letter with the revised Registration Statement.

Very truly yours,

CARLILE PATCHEN & MURPHY LLP

Michael A. Smith